SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)

                                (Amendment No. )*

                                Cyberonics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23251P102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23251P102                   13G                     Page 2 of 12 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Joseph Edelman
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     1,273,800
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            990,400
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     283,400
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,273,800
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.14%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 2 of 12 Pages

CUSIP No. 23251P102                   13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Larry Chachkes
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     243,400
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      243,400
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.98%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 3 of 12 Pages

CUSIP No. 23251P102                    13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Michael Cho
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     10,000
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,000
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.04%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 4 of 12 Pages

CUSIP No. 23251P102                   13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Kevin Williams
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     20,000
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,000
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.08%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 5 of 12 Pages

CUSIP No. 23251P102                   13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Thomas Turalski
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     10,000
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,000
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.04%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 6 of 12 Pages

Item 1.

      (a)   Name of Issuer.

            Cyberonics, Inc.

      (b)   Address of Issuer's Principal Executive Offices.

            100 Cyberonics Boulevard
            Houston, Texas 77058

Item 2.

      (a)   Name of Person Filing.

            This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Joseph Edelman, Michael Cho, Larry Chachkes, Kevin Williams and Thomas Turalski (collectively, the "Reporting Persons"). See Item 4 below.

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of each of the Reporting Persons is:

            c/o First New York Securities, LLC
            850 Third Avenue, 8th Floor
            New York, NY 10022

      (c)   Citizenship.

            Each Reporting Person is a United States citizen.

      (d)   Title of Class of Securities.

            Common stock, par value $.01 per share

      (e)   CUSIP Number.

            23251P102


                               Page 7 of 12 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Act.
      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act.
      (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the Act.
      (d)   |_|   Investment Company registered under Section 8 of the
                  Investment Company Act.
      (e)   |_|   Investment Adviser in accordance with Sec.
                  240.13d-1(b)(1)(ii)(E).
      (f)   |_|   Employee Benefit Plan or Endowment Fund in accordance with
                  Sec. 240.13d"1(b)(1)(ii)(F).
      (g)   |_|   Parent holding company, in accordance with Sec.
                  240.13d-1(b)(ii)(G).
      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940.
      (j)   |_|   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box |X|.

Item 4. Ownership

      (a)   Amount Beneficially Owned.

            Mr. Edelman: 1,273,800 (comprised of (i) 1,140,100 shares held by Perceptive Life Sciences Master Fund Ltd. ("Master Fund"), a Cayman Islands company of which the investment manager is Perceptive Advisors LLC, a Delaware limited liability company of which Mr. Edelman is the managing member and (ii) 133,700 shares held in an account of First New York Trading, LLC ("FNYT"), of which Mr. Edelman has voting and dispositive power).

            Mr. Cho: 10,000 (comprised of (i) 9,000 shares held by the Master Fund, of which shares Mr. Cho shares dispositive power with Mr. Edelman and (ii) 1,000 shares held in an account of FNYT, of which Mr. Cho shares dispositive power with Mr. Edelman).

            Mr. Williams: 20,000 (comprised of (i) 18,000 shares held by the Master Fund, of which shares Mr. Williams shares dispositive power with Mr. Edelman and (ii) 2,000 shares held in an account of FNYT, of which Mr. Williams shares dispositive power with Mr. Edelman).

            Mr. Chachkes: 243,400 (comprised of (i) 207,100 shares held by the Master Fund, of which shares Mr. Chachkes shares dispositive power with Mr. Edelman and (ii) 36,300 shares held in an account of FNYT, of which Mr. Chachkes shares dispositive power with Mr. Edelman).

            Mr. Turalski: 10,000 (comprised of (i) 9,000 shares held by the Master Fund, of which shares Mr. Turaski shares dispositive power with Mr. Edelman and (ii) 1,000 shares held in an account of FNYT, of which Mr. Turaski shares dispositive power with Mr. Edelman).

      (b)   Percent of Class.   Mr. Edelman: 5.14%

                                Mr. Cho: 0.04%

                                Mr. Williams: 0.08%

                                Mr. Chachkes: 0.98%

                                Mr. Turalski: 0.04%


                               Page 8 of 12 Pages

      (c)   Number of shares as to which each such person has

            (i)   sole power to vote or to direct the vote:
                                Mr. Edelman: 1,273,800

                                Mr. Cho:             0

                                Mr. Williams:        0

                                Mr. Chachkes:        0

                                Mr. Turalski:        0

            (ii)  shared power to vote or to direct the vote:
                                Mr. Edelman:         0

                                Mr. Cho:             0

                                Mr. Williams:        0

                                Mr. Chachkes:        0

                                Mr. Turalski:        0

            (iii) sole power to dispose or to direct the disposition of:
                                Mr. Edelman:   990,400

                                Mr. Cho:             0

                                Mr. Williams:        0

                                Mr. Chachkes:        0

                                Mr. Turalski:        0

            (iv)  shared power to dispose or to direct the disposition of:
                                Mr. Edelman:   283,400

                                Mr. Cho:        10,000

                                Mr. Williams:   20,000

                                Mr. Chachkes:  243,400

                                Mr. Turalski:   10,000


                               Page 9 of 12 Pages

Item 5. Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            As referred to in Item 4, other persons have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, certain of the shares reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            See Item 4(a) above, which is incorporated by reference herein.

Item 8. Identification and Classification of Members of the Group.

            Not applicable.

Item 9. Notice of Dissolution of Group.

            Not applicable.


                              Page 10 of 12 Pages

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2005


                                        /s/ Andrew Sankin, as attorney in fact
                                        ----------------------------------------
                                        Joseph Edelman


                                        /s/ Michael Cho
                                        ----------------------------------------
                                        Michael Cho


                                        /s/ Larry Chachkes
                                        ----------------------------------------
                                        Larry Chachkes


                                        /s/ Kevin Williams
                                        ----------------------------------------
                                        Kevin Williams


                                        /s/ Thomas Turalski
                                        ----------------------------------------
                                        Thomas Turalski

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              Page 11 of 12 Pages

                                    EXHIBIT A

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13G

      The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Cyberonics, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Date: May 9, 2005


                                        /s/ Andrew Sankin, as attorney in fact
                                        ----------------------------------------
                                        Joseph Edelman


                                        /s/ Michael Cho
                                        ----------------------------------------
                                        Michael Cho


                                        /s/ Larry Chachkes
                                        ----------------------------------------
                                        Larry Chachkes


                                        /s/ Kevin Williams
                                        ----------------------------------------
                                        Kevin Williams


                                        /s/ Thomas Turalski
                                        ----------------------------------------
                                        Thomas Turalski


                              Page 12 of 12 Pages